Mail Stop 4561

April 28, 2009

Lainie Goldstein
Chief Financial Officer
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012

>   **Re: Take-Two Interactive Software, Inc.**
>   **Form 10-K for the Fiscal Year Ended October 31, 2008**
>   **Filed on December 19, 2008**
>   **File No. 001-34003**

Dear Ms. Goldstein:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief